Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 4 dated June 22, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 4 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 2 dated June 10, 2010 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010 and Supplement No. 3 dated June 11, 2010. Capitalized terms used in this Supplement No. 4 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Third Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the third quarter of 2010. The distribution will be calculated on a daily basis and paid on October 15, 2010, to shareholders of record during the period from July 1, 2010 through and including September 30, 2010.

Acquisition of 225 Summit Avenue

On June 21, 2010, we acquired 225 Summit Avenue, located in Montvale, NJ, in the New York metropolitan area. We acquired 225 Summit Avenue for approximately $40,600,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $609,000 acquisition fee. 225 Summit Avenue is a 142,500 square foot two-story corporate headquarters office building that was completely renovated in 2007. The property is 100% leased to Barr Laboratories, Inc. and guaranteed by its parent company, Teva Pharmaceutical Industries Limited, through September 2020. Teva Pharmaceutical Industries Limited is a global leader in the generic pharmaceuticals industry and currently subleases 225 Summit Avenue to Medco Health Services, Inc. The estimated acquisition cap rate for 225 Summit Avenue is 7.9%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.